

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2021

Michael P. Ure
President and Chief Executive Officer
Western Midstream Partners, LP
9950 Woodloch Forest Drive, Suite 2800
The Woodlands, Texas 77380

>   **Re: Western Midstream Partners, LP and**
>   **Western Midstream Operating, LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed February 26, 2021**
>   **File Nos. 001-35753 and 001-34046**

Dear Mr. Ure:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation